TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Tel: (604) 688-8042 Fax: (604) 689-8032

12G Exemption
82-3480

August 18, 2004

Dear Shareholders

The March 31, 2004 Quarterly Report mailed to you in May, 2004 did not have a Management Discussion and Analysis statement as required pursuant to the revised national policy statement now in use.

We have now completed a statement in the prescribed form and have enclosed a copy for you.

Yours very truly,
TRANS AMERICA INDUSTRIES LTD.,

John K. Campbell
President

dlw 9/2

TRANS AMERICA INDUSTRIES LTD.

Management Discussion and Analysis pertaining to the

1st Quarter Interim Financial Statements

March 31, 2004

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date of Report: August 17, 2004

1.2 *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the mineral exploration business. The Company presently holds one exploration property near Lynn Lake, Manitoba, and a minor interest in a gas well in Alberta. Both holdings are discussed in detail below.

As of March 31, 2004, the Company had net working capital of $2,137,682. In addition, the Company holds securities with an approximate market value of $1.7 million. Working capital on hand at the most recent year end, December 31, 2003, was $2,146,540, and the value of the Company's market securities was $1.5 million.

During the first quarter, the Company commenced a diamond drilling program on its Lynn Lake gold exploration which was concluded during the second quarter of 2004. Expenditures during the first quarter were $276,658, and an additional $200,881 during the second quarter. The program being now completed, additional expenditures are not presently anticipated.

Description of Company's Properties

Lynn Lake, Manitoba

The Company holds 31 contiguous mining claims ("the Property") with a total area of 5,210 hectares. The property is located approximately 13 kilometres northwest of the Town of Lynn Lake. The claims follow the northern limb of the Lynn Lake greenstone belt and cover the Agassiz Metallotect (iron formation)for some 16 kilometres.

Ground access is limited to the western end of the property during the summer months. Ground access to the eastern end of the property is attainable only when the lakes and rivers are securely frozen in the depth of winter.

The claims were all acquired by staking, originally 26 claims were located in February, 2003 and five additional claims have been added since.

Under the Manitoba Mineral Act, claims are held in good standing for two years from the date of staking without work being applied. For the following nine years the cost to retain a mining claim is $12.50/hectare/year in the form of assessment work or payment in lieu of work. This increases to $25.00/hectare/year after 11 years. The Company will be applying its qualifying expenditures to date as assessment work.

Considerable work was completed on the property during the summer and fall of 2003, with a follow-up diamond drill program during the winter of 2004.

During the course of a summer and fall exploration program, the Company did an extensive review of all available Manitoba governmental material in respect to the property. It carried out a high-resolution airborne geophysical survey. It investigated diamond drill core of previous drilling on the property collected and retained in a Manitoba governmental core library. It opened old trenches, stripped areas where the overburden was sufficiently sparse for rock identification and sampling. It reviewed an induced-polarization survey conducted by SherrGold Inc. in the late 1980's. Finally it carried out an extensive and intense geological survey of the property.

The winter program consisted of 19 diamond drill holes that tested 16 separate geophysical targets within the 16 kilometre long property.

The first area tested was the eastern portion of the property which was selected because it is the least accessible during the summer months. A number of geophysical targets were evaluated and the presence of thinly-bedded iron formation was confirmed in several holes. The Company considers this highly encouraging for future exploration work because of the MacLellan Mine at Lynn Lake is hosted in iron formation but in a much thicker sequence.

A total of 12 holes were drilled on the eastern side of the property near Arbor Lake and the Hughes River. These holes ranged in depth from 100 to approximately 250 metres. Although economic quantities of gold were not encountered in these particular holes, minerals associated with gold values elsewhere in the Lynn Lake mining camp were frequently evident in drill core.

The final phase of drilling took place on the western portion of the property about 2 kilometres from the MacLellan Mine which is hosted in the fold-thickened portion of an extensive iron formation.

According to the Company's project geologist, P. J. Chornoby, P. Geo.: "The drill holes intersected lithologies characteristic of the Agassiz Metallotect including sedimentary, intrusive and volcanic rocks that have been subjected to multiple periods of deformation and metamorphosed to middle amphibolite grade."

"Extensive and intense alteration (carbonatization, silicification and sulphidization) and mineralization (iron oxide and iron sulphide) were commonly observed along with local minor concentrations of chalcopyrite, sphalerite, arsenopyrite and scheelite. The 975 samples submitted for gold and silver assay indicated narrow (<1.0 m) sub-economic levels of gold enrichment (generally <1 g/t) typically associated with or adjacent to higher concentrations of sulphide including sulphide bearing iron oxide."

"Diamond drill hole T-11 is considered atypical in that it intersected a multiple phase granodiorite intrusion containing a 4.50 metre (core length) shear characterized by biotite schist, quartz veining, low sulphide content and elevated gold values ranging from 90 ppb to 390 ppb."

Mr. Chornoby further reports that "recommendations for follow up work on the detected gold mineralization and/or elsewhere on the property are pending subject to detailed interpretation of the data from the 2003-2004 winter exploration program."

Claymore/Bonnie Glen Gas Project

Trans America held a 6% interest in a 480 acre oil and gas property located in the Claymore area, Alberta. The area was pooled into a 640 acre spacing unit of which Trans America is entitled to a 5.7% revenue share subject to an 18.3% royalty (02/16-07-047-27 W4/0).

A gas well was drilled several years ago in the "Ellerslie A" zone and shut-in pending market deliverability. The operator Mayfair Energy Ltd. of Calgary, Alberta negotiated a sales agreement with Imperial Oil Resources pursuant to a letter agreement dated February 27, 2003. Under the agreement Imperial agreed to take gas from the well and process it through its Bonnie Glen Solution Plant for a period of three years. The well was put on stream on December 18, 2003.

Production is being taken from two zones in the Ellerslie formation. After some production problems the present production of 1 to 1.2 million cubic feet per day is believed to be sustainable. Income received by the company for the period January to May 31, 2004 was $17,466.

Pursuant to an agreement with Fairborne Energy Ltd. of Calgary, Alberta, the Company holds a 0.675% royalty on the same spacing unit in the deeper Wabamun Formation. Under the agreement Fairborne will drill and attempt to complete a well in the formation during 2004.

Other Assets

The Company continues to hold the following corporate shares valued as of June 30, 2003.

Corporation	No. of Shares	Adjusted Book Value	Market Value
		$	$
Atacama Minerals Corp.	1,799,800	1,076,497	854,905
Glencairn Gold Corp. (formerly Black Hawk Mining Inc.)	75,000	120,000	45,000
Resource Stocks Purchased by Private Placements:			
Miramar Mining Corp.	100,000	65,934	154,000
Compliance Energy Corp.	122,946	35,000	57,785
Pre-Public or Pooled:			
Rare Element Resources Ltd. (formerly Paso Rico Resources Ltd.)	527,272	175,000	82,727
Majestic Gold Corp.	1,000,000	100,000	530,000
Total:		1,572,431	1,724,417

1.3 *Selected Annual Information*

	YEAR ENDED DECEMBER 31 2003	DECEMBER 31 2002	DECEMBER 31 2001
Total revenues	**$ 34,053**	$ 15,774	$ 38,311
Loss for the year	**$ (350,225)**	$ (85,788)	$ (1,120,956)
Basic and diluted loss per share	**$ (0.02)**	$ (0.005)	$ (0.069)
Total assets	**$ 4,143,009**	$ 3,387,785	$ 3,472,472
Long term debt	*N/A*	N/A	N/A
Dividends declared	*N/A*	N/A	N/A

1.4 *Results of Operations*

The Company incurred a net loss of $(53,788) for the three months ended March 31, 2004 compared to a net profit of $56,084 for the three months ended March 31, 2003. The main reason for the difference was a gain on sale of investments of $93,207 in the three months ended March 31, 2003. For the three months ended March 31, 2004, the Company had gas revenue of $17,050 while there were no gas revenues in the three months ended March 31, 2003.

Expenses for the three months ended March 31, 2004 increased by $35,716 over the three months ended March 31, 2003. The increase is comprised mainly of stock compensation expense of $20,811, depletion and gas operating costs of $6,333, and an increase in office facilities and services of $4,439.

1.5 *Summary of Quarterly Results*

	QUARTER ENDED JUNE 30 2003	SEPTEMBER 30 2003	DECEMBER 31 2003	MARCH 31 2004
Total revenues	$ 5,061	$ 9,404	$ 14,759	**$ 23,880**
Net income (loss) for the period	$ (76,932)	$ 65,817	$ (395,194)	**$ (53,788)**
Basic and diluted net income (loss) per share	$ (0.005)	$ (0.004)	$ (0.01)	**$ (0.003)**

	QUARTER ENDED JUNE 30 2002	SEPTEMBER 30 2002	DECEMBER 31 2002	MARCH 31 2003
Total revenues	$ 3,979	$ 4,231	$ 3,942	$ 4,829
Net income (loss) for the period	$ (619)	$ (10,718)	$ (38,317)	$ 56,084
Basic and diluted net income (loss) per share	$ (0.005)	$ (0.004)	$ (0.01)	$ (0.003)

1.6 *Liquidity*

The Company has financed operations and capital costs through sale of shares and will continued to secure needed operating and investment capital in this manner.

1.7 *Capital Resources*

The Company has working capital of $2,137,682 which is sufficient for its current needs.

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

1.9 *Transactions with Related Parties*

During the period ended March 31, 2004, the Company paid $21,000 to a company associated with a director for consulting and office services.

1.10 *First Quarter*

First quarter results differed, in large measure, from the same period in the prior year as a result of the Company receiving oil and gas revenue from its interest in a previously shut-in gas well and due to a charge for stock compensation expense.

1.11 *Proposed Transaction*

None

1.12 *Critical Accounting Estimates*

Not applicable

1.13 *Changes in Accounting Policies*

Not applicable

1.14 *Financial Instruments*

The Company's financial instruments consist of cash, short term deposits, accounts receivable and accounts payable.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

1.15 *Other Information*

Outstanding share data is disclosed in detail in Note 7 to the March 31, 2004 unaudited financial statements.

TRANS AMERICA INDUSTRIES LTD.

Stock Exchange	TSX Venture Exchange	
Symbol	TSA	
Management Team	John K. Campbell:	President and Chief Executive Officer
	Rose Yu:	Corporate Secretary
Independent Directors	William Meyer, P. Eng. David Duval James J. McDougall, P.Eng.	
Auditors	Morgan & Company, Vancouver, British Columbia	
Transfer Agent	Pacific Corporate Trust Company,Vancouver,British Columbia	
Corporate Office	Suite 300 – 905 West Pender Street, Vancouver, British Columbia Canada, V6C 1L6 Tel: (604) 688-8042 Fax: (604) 689-8032	